Ballard Power Systems

News Releases

Ballard Announces Proceeds from Exercise of Warrants

For Immediate Release – March 4, 2014

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced that 4,935,600 warrants to purchase shares – which were issued as part of two underwritten offerings closed in 2013 – have been exercised, generating proceeds of approximately US $7.6 million. These warrants represent 50% of the total issued under the 2013 offerings.

Proceeds from the exercise of these warrants serve to increase the Company’s cash reserves, which were US $30.3 million as of December 31, 2013.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com